UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2021

____________________

NEOVOLTA INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

13651 Danielson Street, Suite A, Poway, CA	92064
(Address of principal executive offices)	(zip code)

(800) 364-5464

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Form 1-K entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. Examples of our forward-looking statements include:

•the duration and severity of the COVID-19 pandemic, and our ability to mitigate the negative economic impacts of COVID-19;

•our ability to obtain additional funding to develop and market our products;

•the need to obtain regulatory approval of our products;

•our ability to market our products;

•market acceptance of our product;

•competition from existing products or new products that may emerge;

•potential product liability claims;

•our dependency on third-party manufacturers to supply or manufacture our products, including manufacturers located in Asia;

•the impact of tariffs on the costs of the materials we use to make our products;

•our ability to establish or maintain collaborations, licensing or other arrangements;

•our ability and third parties’ abilities to protect intellectual property rights;

•our ability to adequately support future growth; and

•our ability to attract and retain key personnel to manage our business effectively.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

This Form 1-K also incorporates by reference estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. Business

As used in this Annual Report, all references to the “Company,” “we,” “us” and “our” refer to NeoVolta Inc.

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), which can store and use solar energy via batteries and an inverter at a residential site. Our market place is the solar industry, installers, new construction homebuilders, home remodelers, and homeowners. Our NV14 ESS provides hybrid (120V / 240V) inverter and battery power, efficiency, and operating options, using Lithium Iron Phosphate (LiFePO4) batteries that have very high Depth of Discharge (DoD) cycles and a high thermal range (heat and cold tolerances), all contained in one integrated cabinet.

In August 2018, we completed the initial design work and completed testing and certification of our first offering, the NV14. In September 2018, we completed our first production representative prototype, which was modified in November 2018. In December 2018, we submitted the NV14 for required certifications prior to selling and marketing. In January 2019, we applied to the California Energy Commission (CEC) for off-grid and on-grid. CEC granted approval of the off-grid application on February 21, 2019 and granted approval of on-grid application on March 13, 2019. Our first planned utility installations were in San Diego County with the electric utility being San Diego Gas and Electric (SDG&E).  Per SDG&E, there were more than 160,000 solar customers in San Diego County as of 2018, half of which operate via AC micro-inverters and half operate via AC inverters. As such, we believe San Diego was an ideal market for our initial market injection.

In May 2019, applications were submitted to the City of San Diego, other cities within San Diego County, and with SDG&E for installation approval.  Subsequently, in 2019, the NV14 was approved for installations with the County of San Diego, City of San Diego, City of Chula Vista, City of Encinitas, City of Escondido, and the City of Poway, as well as by the San Diego electric utility, SDG&E, for connection to its grid system. Accordingly, customer installations began in May 2019. In June 2019, we moved our contracted manufacturing to a larger facility in Poway, California, which we believe has the size capability to facilitate our planned future growth.  In June 2019, we also commenced our marketing plan via internet, social media, direct mail, and began a strong push to contract with San Diego based solar dealers and installers. In January 2020, we expanded authorized installers in the greater Los Angeles, San Francisco, and Sacramento areas. Additionally, we expanded into Arizona and Nevada starting in January 2020 and into Georgia in May 2020.  In 2021, we increased distribution and now enjoy installs in Puerto Rico, Oklahoma, Texas, Florida, Colorado, and Utah.

In May 2019, we completed our Initial Public Offering (IPO) of 3,500,000 shares of our common stock at an offering price of $1.00 per share.  Subsequent to our IPO, we made application to the Financial Industry Regulatory Authority (FINRA) for our common stock to be quoted on the OTC Markets. Our application was approved by FINRA in October 2019 and our common stock has been quoted on the OTC Markets since that time under the symbol “NEOV.”

On June 22, 2020, California adopted new Common Smart Inverter Profile (CSIP) regulations. Between January 2020 and June 22, 2020, we conducted a significant amount of design work specific to this CSIP requirement. On June 22, 2020, we received all certifications necessary for California CSIP compliance. On August 5, 2020, the California Energy Commission (CEC) approved NeoVolta’s CSIP application. CEC facilitates regulatory approvals for the California Public Utilities Commission (CPUC).  We continue to pursue additional CEC certifications to include Power Control System (PCS) and full fire United Laboratories (UL) 9540A certification.  In June 2021, our battery cell and modular components achieved UL 9540A fire certification.

With respect to the supply of materials used in our ESS, we source a significant number of materials directly from Asia, and the recent coronavirus outbreak may have an impact on the availability of certain components for our ESS. We believe our near-term supply needs will not be materially disrupted given our current inventory of materials already on hand. However, world-wide shipping challenges have slowed port throughput. At present, these challenges have been managed without supply disruption, though shipping costs have increased. If, however, the impact of the coronavirus on the availability of materials sourced from Asia is prolonged or if shipping becomes more challenging, then this could have an adverse longer-term impact on our ability to produce our products.

NeoVolta NV14 and NV24

The NV14 is a complete ESS with a 7680-Watt Hour hybrid (120V / 240V) Inverter and 14.4 kWh Lithium Iron phosphate (LiFe (PO4)) Battery System (three 4.8 kWh batteries) all incorporated in one NEMA Type 3R rated indoor/outdoor cabinet system with all United laboratories (UL) compliant electrical certifications, and fire code requirements. The NV14 is capable of storing and using inverted (AC) photovoltaic, non-inverted (DC) photovoltaic, and/or Utility grid AC power in the 14.4 kWh Battery System. The NV14 system will charge the batteries with excess solar photovoltaic (AC, DC or both AC and DC) power during daylight conditions.  The NV14 is also capable of using and changing batteries from Utility grid AC power at anytime. The inverter will invert DC battery power into AC power during periods of darkness or higher use periods. Once discharged, the batteries will be idle until excess solar photovoltaic is available and will subsequently begin to recharge. The NV14 is designed to primarily charge from solar, but can be programmed to charge from other sources of power (solar, wind turbine, generator, and grid). It can be programmed for “rate arbitrage,” which is charging from the grid during the lowest rate periods, if the utility company allows this activity. Once recharged, the batteries will discharge once solar photovoltaic begins to wane or when the customer needs more power than available from solar photovoltaic. By doing this, customers will be consuming their own solar photovoltaic production instead of sending excess photovoltaic power to the grid and then buying this power back later in the evening from the utility at a higher retail rate. The NV14 is capable of recharging via solar photovoltaic power while also supplying power.

The NV14 cabinet is rated for indoor/outdoor installation (NEMA Type 3R) allowing for more installation configurations and the ability to fit more residential customer use cases with measurements of 50.5” H x 38” W x 10” D that can be installed either inside the garage or outside (preferable near existing utility connections) of the residence.

Our NV14 is capable of “Islanding” when used with AC or DC photovoltaic (PV) systems. “Islanding” is when a photovoltaic generator or other electrical source continues to power a location or residence even though electrical grid power is no longer present. As islanding can be dangerous to utility workers, who may not realize that a circuit is still powered, an ESS capable of “islanding” must be capable of physically disconnecting from the grid power when it senses that grid supply is not present, has an over current, or an undercurrent condition. The NV14 includes “islanding” relays that are approved to perform this function.

NV14 currently includes a commercially available encrypted WiFi logger and associated smart phone application that allows customers to visualize the state of the system in 10-minute intervals (charge/discharge for grid, photovoltaic, battery, home load, and/or generator). Installers will also be able to make operating changes as required when/if local utilities make changes to Time-of-Use billing rates/times. Installers will be physically capable of making these changes on behalf of customers as they may desire and per local utility requirements or NeoVolta can make those changes remotely. This remote monitoring/programming will also assist with any “health” of system and/or diagnosis and/or is capable of pushing firmware and software as required. Remote monitoring/programming is accomplished using AWS Key Management encryption and cloud storage. NeoVolta is capable of pushing firmware updates, as required, via encrypted WiFi to the inverter and to the batteries.

In late 2019, NeoVolta developed a new product that adds additional battery storage capacity.  The NV24 has additional battery capability that raises NV14 energy storage from 14.4 KW to 24.0 KW.  As the NV24 has add-on battery capacity, additional inverters are not required. The NV14 plus NV24 was first installed in December 2019. On July 1, 2021, California changed code requirements for Energy Storage Systems (ESS). Installing more than 20 KW in a single “system” of energy storage now requires full UL 9540A fire testing and certification. More than one system, allowances are for 80 KW of energy storage. NV14 is rated at 14.4 KW of energy storage. Adding the NV24 as a separate “system” adds 9.6 KW energy storage. As such, NeoVolta has no installation limitations.

We have sourced suppliers for the raw materials that we have used to create our prototypes and the products we have completed that required testing and certification. As CEC has approved the NV14 for grid connection, we intend to continue to utilize these suppliers for the raw materials required to build our products. Except for a five year supply agreement entered into with an Asian supplier of inverters in August 2021, we do not have long-term supply arrangements with any suppliers. If we lose our current suppliers, we believe that we will be able to source the raw materials needed to build our products from alternative suppliers. However, if we are required to use alternative suppliers, we can provide no assurance that we will be able to source the raw materials we need at similar costs to us or within needed timeframes, which may result in lower gross margins for our products or the need to raise the prices of our products, which may make our products less competitive. In addition, if we are required to use alternative suppliers for certain critical components, we may need to have our products go through a re-certification process with various regulatory bodies, which process may be lengthy. In such event, we would not be able to sell our products using these new components until we received all required certifications.

We believe our NV14 product qualifies for a 26% Federal Tax Rebate per www.IRS.gov pursuant to IRS Form 5695 Residential Energy Credit, which provides that individuals may be able to take a credit of 26% of the costs of qualified solar electric property. Qualified solar electric property costs are costs for property that uses solar energy to generate electricity for use in homes located in the United States.

Overview of Initial Market (San Diego)

Although we are selling and marketing across the United States, our initial market was San Diego County, California. San Diego has a diverse residential need for electricity. Residents in the coastal areas use less electricity due to temperature atmospheric influences of the Pacific Ocean and daily effects of a routine marine layer. Residents in the higher desert geography use much higher amounts of electricity due to hotter summer and colder winter conditions. Residents in the in-between geographic areas have a wide range of electrical needs.

According to the U.S. Energy Information Administration, in 2016, the average annual electricity consumption for a U.S. residential utility customer was 10,766 Kilo Watt Hours (kWh), an average of 897 kWh per month. San Diego electricity rates are high compared to the majority of the United States. We believe this is in part due to a recent closure of a nuclear power plant, San Onofre Nuclear Generating Station (SONGS), early termination and decommissioning expenses associated with SONGS, lawsuits related to wildfires, and California requirements to convert coal fired electricity plants to natural gas or other renewables among other rate cost drivers.

Additionally, new and existing solar customers are being creatively pulled back into being rate payers. When solar customers are no longer grandfathered into Net Metering (discussed below) they will experience high summer bills during TOU periods (June 1st to October 31st from 4 to 9 pm daily) that they have not been accustomed to for their first five years of being a solar owner. We believe this rate increase is designed to bring new and existing solar customers back into utility rate structure/billing obligations. Some customers use generators to either supplement power during high-cost periods, during blackouts periods, or when no grid options are available. This source of electricity generation can be expensive to install and has operating considerations. This operating cost is comparable to solar but increases greenhouse gases, can be noisy, and requires routine maintenance. Diesel generators are even more expensive to operate and create more pollution.

Net Metering allows consumers who generate some or all of their own electricity to use that electricity anytime, instead of when it is generated.  Monthly net metering allows consumers to use solar power generated during daylight, subsequently during hours of darkness. It also allows solar customers to “store up” credits during months of high solar production and low consumption and subsequently use those credits during periods of high usage (typically during summer months when air conditioning is being heavily used). Net Metering was a windfall for solar customers. Regulators in California retroactively changed Net Metering from indefinite to Net Metering 2.0 and TOU. This change means that solar customers, upon reaching the five-year anniversary of installation, will sell excess electricity to the utility at monetized rates. This means that their overproduction gets credited at the retail rate for the time period it was produced. Then, when customers need to “buy-back” their overproduced electricity, they buy it back at the retail rate of that time period, which can be more than double the retail rate of when the excess solar was produced. We believe that grandfather termination of Net Metering combined with TOU rate increases will likely result in growth in the ESS sector as solar customers seek to avoid becoming rate payers once again.

The California Public Utilities Commission Policy & Planning Division published a report on April 14, 2015 (Comparative Analysis of Utility Services & Rates in California), which states that the warmer summer climate contributes to the significant number of high bills in the Los Angeles and San Diego areas. This report further states that 9% of residential customers have above average summer bills. Rates have increased approximately 28% since this report was published. Using a baseline of 897 kWh per month, average San Diego electricity rates year-over-year will be approximately $0.40¢ per kWh summer and $0.30¢ winter, depending upon rate plans. Accordingly, electricity bill prices will range between $358 summer and $269 winter. San Diego annual electrical bills will be approximately $3,762 on the low side and more typically $4,500 annually in the more populous inland areas and more for higher usage customers.

Another consideration is utility directed extended blackout periods during Santa Ana wind periods, which are strong, extremely dry down-slope winds that originate inland and affect California and northern Baja California.  They often bring the lowest relative humidity of the year to California. The low humidity, combined with the warm/hot, compressionally-heated airmass, plus high wind speeds, create critical fire weather conditions. Recent lawsuit payouts resulted in local utilities securing power to customers in areas prone to Santa Ana winds to reduce fire risk from downed or faulty electrical equipment and further adverse legal actions. Public Safety Power Shutoffs (PSPS) became a routine occurrence throughout California in the fall of 2019. Residents in these areas have had little alternative but to install costly/noisy generators to power their residences when the utility turns off grid power. ESS installation provides a major benefit to PSPS affected customers. Additionally, lack of new Utility scale electric generation and adoption of electric vehicles have created an undersupply environment that persists yearlong in western states. These conditions are not likely to improve in the short term.

Overview of Solar Market

A report published by Mordor Intelligence in March 2018 states that, “Over the past decade, solar photovoltaic (PV) power has experienced dramatic deployment growth, coupled with substantial decreases in system prices. Battery storage systems are increasingly being combined with residential solar PV installations because of their ability to make solar “dispatchable” by supplying stored electricity at later times of the day, when it would be more economical to do so.  The regulatory framework and economic structure of various countries are now favoring solar rooftop installations.  Solutions, such as community/cooperative solar solutions, green certificates, tax exemptions for income through solar energy, virtual net-metering, roof rental, and green energy wheeling are driving the solar rooftop installations. Hence, governmental support and decreasing component prices of residential solar PV is expected to drive the growth of residential Energy Storage System market across the globe, during the forecast period.”

Source: https://www.mordorintelligence.com/industry-reports/residential-energy-storage-system-market

Frost and Sullivan predict that, the residential battery storage market is expected to show enormous growth over the period of 2016 to 2022, from a market of $744 million in 2016 to $3.6 billion by 2022.

The primary target market for the NV14 is retrofitting existing residential solar systems, new solar installation, and integration into new home construction. Initial marketing has been focused in Southern California (San Diego), but we also have homebuilder relationships in Nevada and Arizona that we intend to pursue. We believe these locations have the greatest need and demand for solar and storage solutions due to climate, utility regulations, rate structures, energy prices, and consumer consumption habits.

Competition

We compete with several large competitors already successfully selling in the ESS space. Notable competitors include: Tesla, LG Chem, Sonnen, Generac, Sunverge, SunPower, and SMA, among others. Some of our competitors have significantly greater financial, product development, manufacturing, marketing resources, and name recognition. In addition, as energy storage becomes a necessary component for residential customers to realize better value/savings from their solar PV installation, we believe new competitors will emerge in this field. There is no assurance that we will be able to successfully compete in this market. However, we believe the NV14 provides superior capability at a lower price per kWh than many competitors currently in the marketplace. NV14 includes a powerful hybrid (120V / 240V) inverter, 7680 kWh, which means solar production can be converted to DC battery storage at a faster rate than less powerful 5 kWh inverters. This also means that the stored DC battery power can be converted to AC residential power at a faster rate than 5,000 kWh inverters and at a higher efficiency rating.

Additionally, our 14.4 kWh battery system can store more power than some of our competitors who have lower capacity batteries and has a greater life expectancy. Together, we believe a more powerful inverter and higher energy storage capacity/life, allows consumers to more effectively use their installed PV systems and lower their overall energy costs.

We may also compete with non-ESS power suppliers such as generator companies, most of which are likely significantly larger and more established than us. Some potential customers of our company may choose to utilize generators to either supplement power during high-cost periods, during blackouts periods, or when no grid options are available. This source of electricity generation can be expensive to install and has operating considerations. The operating cost is comparable to solar but increases greenhouse gases, is noisy, and requires routine maintenance. Diesel generators are even more expensive to operate and create more pollution. However, in June 2020, we developed a generator capability that allows customers many options that most of our competitors do not presently offer.  NeoVolta customers can easily and inexpensively add a generator to power the home critical loads when solar is not present or to preserve battery storage for use later. We believe that this new capability is a leader in the ESS industry. On March 1, 2021, we filed a world-wide Patent application relating to utilizing an AC generator source to couple a DC voltage to a DC PV input. This device allows AC PV customers to use an AC generator to connect to our DC PV input and power both the critical loads and to recharge the battery system.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we currently rely on a combination of trade secrets, including know-how, employee and third-party nondisclosure agreements, and other contractual rights to establish and protect our proprietary rights in our technology.

Accordingly, we have filed for certain patent protections in the United States and Internationally related to our products. There is no assurance that we will be granted any such patents. We do not know whether any patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.  The name NeoVolta Inc. and associated Company logos have been granted trademark rights in the United States.

Governmental Regulation

Our products will be subject to product safety regulations by federal, state, and local organizations. The following regulations are required and have been achieved for NV14 certification:

-Underwriters Laboratories (UL) 9540, 9540a, 1973, 1741, 1741 Supplemental SA, 1642, 1699B Arc Fault Circuit Protection Type 1

-UL 9540 A Battery Energy Storage System

-Institute of Electrical and Electronics Engineers (IEEE) 1547 (2003 standard)

-National Electrical Manufacturers Association (NEMA) Type 3R indoor/outdoor

-International Electrotechnical Commission (IEC) 62897

-Electrical Codes: National Fire Codes (NEC) 2017

-California Public Utilities Commission (CPUC) Rule 21 Generating Facility Interconnections

-Hawaii Electric Companies Source Requirement Document Version 1.1 (SRD-UL-1741-SA-V1.1)

-CSA Group C22.2 No. 107.1:2001 Ed. 3

-Federal Communications Commission (FCC) 15 Class B

-California Energy Commission (CEC) applications off-grid, on-grid, Energy Storage System, and Common Smart Inverter Profile (CSIP)

Federal, state, and local regulations impose significant environmental requirements on the manufacture, storage, transportation, and disposal of various components of energy storage systems. Although we believe that our operations are in material compliance with current applicable environmental regulations, there can be no assurance that changes in such laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities.

Moreover, federal, state, and local governments may enact additional regulations relating to the manufacture, storage, transportation, and disposal of components of energy storage systems. Compliance with such additional regulations could require us to devote significant time and resources and could adversely affect demand for our products. There can be no assurance that additional or modified regulations relating to the manufacture, storage, transportation, and disposal of components of advanced energy systems will not be imposed.

Employees

As of June 30, 2021, we had three full-time employees (CEO, Supply Chain coordinator, and an installation inspector) and four contractors. Accordingly, a high percentage of our work is performed via contracts for engineering and production.

Legal Proceedings

In April 2021, we were advised by a competitor located in Texas that they believed we were in violation of the terms of a distribution agreement that the competitor has in place with an Asian supplier of a significant component of our products. As a result of this claim, we immediately filed an action for declaratory relief from the competitor’s allegations in state district court in San Diego County, California.  In June 2021, the competitor removed the claim to the federal district court for the Southern District of California and filed a counter claim.

Following a period of extensive negotiations which took place in July and August 2021, the Company and the competitor, as well as the Asian supplier of the component to both companies, reached a mutual Settlement and Release Agreement (the “Agreement”) on August 30, 2021 (under the Agreement, the Company, the competitor, and the Asian supplier are collectively referred to as the “Parties”). Pursuant to the Agreement, the Parties agreed to dismiss all claims and defenses asserted against each other and to completely release and forever discharge such claims in this matter. The Parties also agreed that the Company shall have the right to purchase the component from the Asian supplier and to sell it throughout the world.

Further, the Agreement provides for the Company and the Asian supplier to enter into a new five-year exclusive supply agreement pertaining to the significant component. In accordance with the Agreement, the Company and the Asian supplier entered into the initial five-year exclusive supply agreement on August 30, 2021.

Properties

The Company does not own any real property. We have secured corporate and manufacturing office space in a production facility located in Poway, California, on a yearly basis with no long term commitment. We believe that this office is sufficient to meet our current and future needs.

Risk Factors

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks and uncertainties discussed in this section and elsewhere in this Form 1-K. If any of the risks discussed herein occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the value of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Company’s Business and Industry

We are a relatively new company, with our sales having only commenced in July 2019, and we continue to have some of the risks associated with start-up ventures.

We formed our corporation in 2018. Since formation, we have focused on research, development and certification of our first energy storage system. We began marketing, sales, and installations via our certified installers in May 2019 (although no sales were completed in the year ended June 30, 2019). We may never achieve commercial success with our energy storage systems. We have limited historical financial data upon which we may base our projected revenue and operating expenses. Our relatively  short operating history makes it difficult for potential investors to evaluate our technology or prospective operations and business prospects. Accordingly, we continue to be subject to many of the risks inherent in business development, financing, unexpected expenditures, and complications and delays that often occur in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We may experience in the future, delays or other complications in the design, manufacture, launch and production ramp of our energy storage products which could harm our brand, business, prospects, financial condition and operating results.

We may encounter unanticipated challenges, such as supply chain or logistics constraints, that lead to delays in producing and ramping our energy storage products. Any significant delay or other complication in the production of our products or the development, manufacture, and production ramp of our future products, including complications associated with expanding our production capacity and supply chain or obtaining or maintaining regulatory approvals, and/or coronavirus impacts, could materially damage our brand, business, prospects, financial condition and operating results.

We may be unable to meet our growing energy storage production plans and delivery plans, any of which could harm our business and prospects.

Our plans call for achieving and sustaining significant increases in energy storage systems production and deliveries. Our ability to achieve these plans will depend upon a number of factors, including our ability to utilize installed manufacturing capacity, achieve the planned production yield and further increase capacity as planned while maintaining our desired quality levels and optimize design and production changes, and our suppliers’ ability to support our needs. If we are unable to realize our plans, our brand, business, prospects, financial condition and operating results could be materially damaged.

We are dependent on our suppliers, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results.

Our products contain numerous purchased parts which we source globally from direct suppliers, the majority of whom are currently single-source suppliers. Any significant unanticipated demand would require us to procure additional components in a short amount of time. While we believe that we will be able to secure additional or alternate sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components of our products. In addition, if we are required to use alternative suppliers for certain critical components, we may need to have our products go through a re-certification process with various regulatory bodies, which process may be lengthy. In such event, we would not be able to sell our products using these new components until we received all required certifications.

If we encounter unexpected difficulties with key suppliers such as our inverter or lithium-iron phosphate cell supplier, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products. This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for the production of our products. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to significant product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.

Changes in our supply chain may result in increased cost. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

There is no assurance that our suppliers will ultimately be able to meet our cost, quality and volume needs, or do so at the times needed. Furthermore, as the scale of our energy storage systems increase, we will need to accurately forecast, purchase, warehouse and transport to our manufacturing facilities components at much higher volumes than we have experience with. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

The duration and scope of the impacts of the COVID-19 pandemic are uncertain and may continue to adversely affect our operations, supply chain, distribution, and demand for our products.

The impact of COVID-19 on the global economy and our customers, has thus far not affected us materially.  To date, we have not experienced any issues with our supply chain, but logistics flow through international ports have been experienced. If we were to encounter a significant disruption due to COVID-19 at one or more of our locations or suppliers, we may not be able to satisfy customer demand for a period of time.

Furthermore, the impact of COVID-19 on the economy, demand for our products and impacts to our operations, including the measures taken by governmental authorities to address it, may precipitate or exacerbate other risks and/or uncertainties, including specifically many of the risk factors set forth herein, which may have a significant impact on our operating results and financial condition, although we are unable to predict the extent or nature of these impacts at this time.

We are currently selling two products and if these products that we sell or install fail to perform as expected, our reputation could be harmed and our ability to develop, market and sell our products and services could be harmed.

If our energy products were to contain defects in design and manufacture that cause them not to perform as expected or that require repair or take longer than expected to become enabled or are legally restricted, our ability to develop, market and sell our products and services could be harmed. While we intend to perform internal testing on the products we manufacture, as a start-up company we currently have no frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our battery packs, inverters, and energy storage products. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to or installation for consumers. Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected could harm our reputation and result in delivery delays, product recalls, product liability claims, significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we fail to scale our business operations and otherwise manage future growth and adapt to new conditions effectively as we grow our company, we may not be able to produce, market, sell and service our products successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage our expansion and growth successfully. We may not be successful in undertaking this expansion if we are unable to control expenses and avoid cost overruns and other unexpected operating costs; adapt our products and conduct our operations to meet local requirements; implement the required infrastructure, systems and processes; and find and hire the right skills to make our growth successful.

If we are unable to achieve our targeted manufacturing costs for our energy storage products our financial condition and operating results will suffer.

As a relatively new company, we have limited historical data that allows to ensure our targeted manufacturing costs will be achievable. While we expect in the future to better understand our manufacturing costs, there is no guarantee we will be able to achieve sufficient cost savings to reach our gross margin and profitability goals. We may also incur substantial costs or cost overruns in utilizing and increasing the production capability of our energy storage system facilities.

If we are unable to achieve production cost targets on our products pursuant to our plans, we may not be able to meet our gross margin and other financial targets. Many of the factors that impact our manufacturing costs are beyond our control, such as potential increases in the costs of our materials and components, such as lithium iron phosphate, nickel and other components of our battery cells. If we are unable to continue to control and reduce our manufacturing costs, our operating results, business and prospects will be harmed.

Increases in costs, disruption of supply or shortage of materials, in particular for inverters and lithium iron phosphate cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We use various materials in our business, including inverters and lithium iron phosphate cells, from suppliers.

The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, including as a result of increased production of energy storage products by our competitors, and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to inverters and lithium iron phosphate cells. These risks include:

•an increase in the cost, or decrease in the available supply, of materials used;

•disruption in the supply of cells due to quality issues or recalls by manufacturers;

•tariffs on the materials we source in China, which make up a significant amount of the materials we require; and

•fluctuations in the value of the Chinese Renminbi against the U.S. dollar as our purchases for energy storage products will be denominated in Chinese Renminbi.  Already in 2021, we have experienced five percent inflation in our cost of goods sold because of currency valuations.

•increases in global shipping costs have gone up 70 percent in 2021 due to shipping container shortages and delays at both shipping and receiving ports due to COVID and lack of appropriate workforce.

Our business is dependent on the continued supply of inverters and battery cells for the battery packs used in our energy storage products. Any disruption in the supply of inverters or battery cells could disrupt production of our battery packs we require for our energy storage product. Substantial increases in the prices for our materials or prices charged to us would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of energy storage orders and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Although we believe we have designed our products for safety, product liability claims, even those without merit, could harm our business, prospects, operating results and financial condition. Our risks in this area are particularly pronounced given that we have only recently begun to deliver energy storage products. Moreover, a product liability claim could generate substantial negative publicity about our products and business and could have material adverse effect on our brand, business, prospects and operating results.

The markets in which we operate are in their infancy and highly competitive, and we may not be successful in competing in these industries as the industry further develops. We currently face competition from new and established domestic and international competitors and expect to face competition from others in the future, including competition from companies with new technology.

The worldwide energy storage market is in its infancy, and we expect it will become more competitive in the future. We also expect more regulatory burden as customers adopt this new technology. There is no assurance that our energy storage systems will be successful in the respective markets in which they compete. A significant and growing number of established and new companies, as well as other companies, have entered or are reported to have plans to enter the energy storage market. Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing, sales networks and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Increased competition could result in lower unit sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results. The energy storage industry is highly competitive.

We face competition from other manufacturers, developers and installers of energy storage systems, as well as from large utilities. Decreases in the retail prices of electricity from utilities or other renewable energy sources could make our products less attractive to customers.  Reduction in various federal and state rebate and incentive programs could also adversely affect product adoption.

Our products and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

As a manufacturer of energy storage systems, we are impacted by federal, state and local regulations and policies concerning electricity pricing, the interconnection of electricity generation and storage equipment with the electric grid, and the sale of electricity generated by third-party owned systems. For example, existing or proposed regulations and policies would permit utilities to limit the amount of electricity generated by our customers with their solar energy systems, adjust electricity rate designs such that the price of our products may not be competitive with that of electricity from the grid, restrict us and our customers qualifying for government incentives and benefits that apply to renewable energy, and limit or eliminate net energy metering. If such regulations and policies remain in effect or are adopted in other jurisdictions, or if other regulations and policies that adversely impact the interconnection or use of our energy storage systems are introduced, they could deter potential customers from purchasing our energy storage products, which could harm our business, prospects, financial condition and results of operations.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Potential tariffs or a global trade war have increased our costs and could further increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.

In 2019, the Trump Administration announced tariffs on goods imported from China in connection with China's intellectual property practices. Our products depend on materials from China, namely inverters and batteries, which are the main components of our products. Traditionally, the tariff rate for our imports has been 3.4%.  Presently, our tariff rate is 10.9% on these imports. To date, the Biden Administration has made no significant changes to these Chinese tariffs.

We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China, what products may be subject to such actions, or what actions may be taken by the China in retaliation. The tariffs described above, the adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or related policies have the potential to adversely impact our supply chain and access to equipment, our costs and our product margins. Any such cost increases or decreases in availability could slow our growth and cause our financial results and operational metrics to suffer.

Risks Related to Our Common Stock.

Our executive officers and directors will continue to exercise significant control over the Company for the foreseeable future, which will limit our shareholders ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers and directors currently hold or have the right to acquire, in the aggregate, up to approximately 25.5% of our outstanding common stock. As a result, these stockholders will be able to influence our management and affairs and heavily influence the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

These stockholders may have interests, with respect to their common stock, that are different from our other stockholders and the concentration of voting power among one or more of these stockholders may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our company; (2) impeding a merger, consolidation, takeover or other business combination involving our company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our common stock trades on the over-the-counter market, and trading our common stock has been volatile and sporadic.

Our common stock recently began trading and is currently quoted on the over-the-counter market and not on a national securities exchange. As such, the trading in our common stock is volatile, sporadic and illiquid, and is subject to wide fluctuations. Our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Shareholders and potential investors in our common stock should exercise caution before making an investment in us, and should not rely solely on the publicly quoted or traded stock prices in determining our common stock value, but should instead determine the value of our common stock based on the information contained in our public disclosures, industry information, and those business valuation methods commonly used to value private companies.

We are subject to penny stock regulations and restrictions and stockholders may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. Our common stock has been a “penny stock”, and we are subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule.” This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. While our common stock has recently traded above $5.00 per share, as reported on the OTCQB Market, there is no assurance that it will continue to trade above that level. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of stockholders to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

As we have recently completed our initial public offering, we are incurring increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we are incurring additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

Our stockholders’ ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

We intend to seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities, which would reduce the percentage ownership of our existing stockholders. Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common or preferred stock. Our articles of incorporation authorizes us to issue up to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Future issuances of common or preferred stock would reduce our stockholders influence over matters on which stockholders vote and would be dilutive to earnings per share. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of the common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock or providing for preferential liquidation rights. These rights, preferences and privileges could negatively affect the rights of holders of our common stock, and the right to convert such preferred stock into shares of our common stock at a rate or price that would have a dilutive effect on the outstanding shares of our common stock.

We have a significant number of shares that will be issued pursuant to the conversion of outstanding convertible notes, and while these notes are outstanding, it may be more difficult to raise additional equity capital.

We have outstanding convertible notes in aggregate principal amount of $60,615, which will over time convert into approximately 9,621,000 shares of common stock (exclusive of shares issuable for accrued interest under such notes). No holder of these notes will be permitted to convert such notes to the extent that the holder or any of its affiliates would beneficially own in excess of 4.99% of our common stock after such conversion. The note holders are not subject to any lock-up restrictions. We may find it more difficult to raise additional equity capital while these notes are outstanding.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

•the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•the last day of the fiscal year following the fifth anniversary of our initial public offering;

•the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

•the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we will not be required to:

•have an auditor report on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, and instead may provide a reduced level of disclosure concerning executive compensation;

•may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

We intend to take advantage of all of these reduced reporting requirements and exemptions, other than the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

We cannot predict if investors will find our securities less attractive due to our reliance on these exemptions. If investors were to find our common stock less attractive as a result of our election, we may have difficulty raising additional capital.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a designer, manufacturer, and seller of high-end Energy Storage Systems (or ESS), which can store and use energy via batteries and an inverter at a residential site. Our market place is the solar industry, installers, new construction homebuilders, home remodelers, and homeowners. Our NV14 ESS provides hybrid (120V / 240V) inverter and battery power, efficiency, and operating options, using Lithium Iron Phosphate (LiFe(PO4)) batteries that have high Depth of Discharge (DoD) cycles (6,000 cycles at 90% DoD) and a high thermal range (heat and cold tolerances), all contained in one integrated indoor/outdoor rated cabinet. Our NV24 provided additional energy storage capacity raising the NV14 from 14.4 KW to 24.0 KW.

With respect to the supply of materials used in our ESS, we source a significant amount of materials directly from Asia, and the coronavirus outbreak may have an impact on the availability of certain components for our ESS. We believe our near-term supply needs will not be materially disrupted given our current inventory of materials already on hand. If, however, the impact of the coronavirus on the availability of materials sourced from Asia is prolonged or re-emerges, then this could have an adverse longer-term impact on our ability to produce our products.

On June 22, 2020, California adopted new Common Smart Inverter Profile (CSIP) regulations. Between January 2020 and June 22, 2020, we conducted a significant amount of design work specific to this CSIP requirement. On June 22, 2020, we received all certifications necessary for California CSIP compliance. On August 5, 2020, the California Energy Commission (CEC) approved NeoVolta’s CSIP application. CEC facilitates regulatory approvals for the California Public Utilities Commission (CPUC).

In May 2019, we completed our Initial Public Offering (IPO) of 3,500,000 shares of our common stock at an offering price of $1.00 per share. We used the proceeds of the IPO to ramp up production, marketing, and sales of our NV14 product line. In that regard, we have used the proceeds from the offering to fund the marketing, production and distribution of our products, which commenced in July 2019 through a group of wholesale customers in California, as well as to provide additional working capital for other corporate purposes.  We have expanded to include one wholesale distribution customer in Nevada.

Results of Operations

The following discussion pertains to our revenues and expenses for the years ended June 30, 2021 and 2020, as reported in our financial statements and notes thereto as shown in the Index to Financial Statements on page 29.

Revenues - Revenues from contracts with customers for the year ended June 30, 2021 were $4,823,510 compared to $2,011,644 for the year ended June 30, 2020. Such revenues in the fiscal 2021 period reflected accelerated growth both in sales volumes as well as product expansion since the initial sales and installations of the Company’s assembled energy storage systems in residential properties began in July 2019, primarily through a group of wholesale dealers and installers located in California.

Cost of Goods Sold - Cost of goods sold for the year ended June 30, 2021 were $4,175,795 compared to $1,773,049 for the year ended June 30, 2020. The cost of goods sold in both periods reflected the cost of procuring and assembling the component parts of the energy storage systems that were sold in each fiscal year and resulted in gross profits on such sales of approximately 13% and 12%, respectively.

General and Administrative Expense - General and administrative expenses for the year ended

June 30, 2021 were $8,255,865 compared to $1,507,211 for the year ended June 30, 2020.  This fluctuation was largely due to the increase in non-cash stock compensation expense to $7,437,389 in the year ended June 30, 2021 compared to $616,667 for the year ended June 30, 2020.  Such increase was primarily due to the recognition of the expense for the fair value of a total of 1,600,000 incentive shares of common stock earned by the Company’s two executive officers, under their Board approved employment contracts, as of December 31, 2020 (see Note 4).

Research and Development Expense - Research and development expenses for year ended June 30, 2021 were $42,801 compared to $162,697 for year ended June 30, 2020. Such decrease was due to the completion of the Company’s initial product development efforts in conjunction with the commencement of product sales beginning in July 2019.

Interest Expense - Interest expense for the year ended June 30, 2021 was $24,521 compared to  $25,297 for the year ended June 30, 2020, reflecting a largely equivalent level of outstanding borrowings between the two periods.

Gain on Forgiveness of Debt - Gain on forgiveness of debt for the year ended June 30, 2021 was $29,600 compared to zero for the year ended June 30, 2020, reflecting the forgiveness of a U.S. government sponsored loan that was received in May 2020 and was subsequently forgiven in full in February 2021 (see Note 3).

Net Loss - Net loss for the year ended June 30, 2021 was $7,645,872 compared to $1,456,610 for the year ended June 30, 2020, representing the aggregate of the various revenue and expense categories indicated above. The Company has not recognized any income tax benefit for these net losses due to the uncertainty of its ultimate realization.

Liquidity and Capital Resources

Operating activities.  Net cash used in operating activities for the year ended June 30, 2021 was $883,623 compared to $1,858,193 for the year ended June 30, 2020. Such decrease was largely due to a reduction in net loss, before non-cash stock compensation expense, partially offset by timing changes in working capital requirements.

Financing activities.  Net cash provided by financing activities for the year ended June 30, 2021 was zero compared to $29,600 for the year ended June 30, 2020.  This difference resulted from the receipt of a U.S. government sponsored loan in May 2020 that was subsequently forgiven in full in February 2021 (see Note 3).

As of June 30, 2021, we had cash and cash equivalents of $0.4 million and net working capital of $3.1 million.  Currently, we are not generating a positive level of net operating cash flow from our sales on an annualized basis, however, we are generally achieving an improving level of cash flow on a monthly basis. We anticipate that demand for our products will increase in the subsequent months and that, if demand increases, we will have sufficient cash to operate for the next 12 months. If our expectations related to future demand for our products are incorrect or if we encounter unforeseen expenses, we may be required to raise additional funds within the next 12 months for which we have no commitments.

Until such time that we are able to generate sufficient operating cash flow from operations, if ever, we expect to finance our operating activities through existing cash resources, although we may seek to raise additional capital through new debt or equity financings and/or strategic collaborations with other companies. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our operations. Failure to receive additional funding could cause us to cease operations, in part or in full. Furthermore, even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital due to favorable market conditions or strategic considerations, which may cause dilution to our existing and future stockholders.

JOBS Act and Recent Accounting Pronouncements

The recently enacted JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We have implemented all new accounting pronouncements that are in effect and may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Critical Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our limited historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Developments

As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control.  Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19.  We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

Item 3. Directors and Officers

The following table sets forth the names and ages of all of our directors, executive officers and significant employees as of June 30, 2021. Our officers are appointed by, and serve at the pleasure of, the Board of Directors.

Name	Age	Position	Term of Office
Brent Willson	57	Director, President and Chief Executive Officer	March 2018
Steve Bond	47	Director and Chief Financial Officer	May 2018
James F. Amos	74	Director	January 2021

Set forth below is biographical information about each of the individuals named in the table above:

Brent Willson. Brent Willson has served as founder and a director and as our president and chief executive officer since our inception. Col Willson retired after more than 31 years of distinguished service with the United States Marine Corps, in December 2017. Col Willson rose to the rank of USMC Colonel where he was responsible for large acquisitions, security, facilities and infrastructure, and was an aviator. At the Office of the Secretary of Defense for Acquisition, Col Willson was responsible for managing the Defense Department’s $100 billion portfolio of helicopters and tilt-rotor aircraft. In January 2018, Col Willson served as a director and as president and chief executive officer of Holly Brothers Pictures, Inc., a crypto-currency company. Col Willson resigned from Holly Brothers Pictures, Inc. on November 15, 2019. Col Willson holds a BS in Business Administration, a Masters of Military Science, a Masters of National Security and Strategic Studies, and is a Level II Program Manager. Col Willson also holds all military pilots ratings and FAA multi-engine airplane/helicopter with instrument license. We believe Col Willson’s background in managing large portfolios and his educational background qualifies him to serve as a director of the Company.

Steve Bond. Steve Bond has served as a director and as our chief financial officer since May 2018. Over the last 15 years, Steve Bond has worked with over 100 companies as a consulting executive in finance, strategy and revenue growth. Mr. Bond resigned as a director and as chief financial officer of Holly Brothers Pictures, Inc., a crypto-currency company, on November 15, 2019. Mr. Bond has been active in the San Diego Rotary Club and serves on the Board of Promises to Kids. Mr. Bond graduated Summa Cum Laude in Finance from San Diego State University in 2000. We believe Mr. Bond’s consulting experience and his educational background qualifies him to serve as a director of the Company.

James Amos. James Amos was elected as an independent director of the Company in January 2021. Gen Amos was nominated by President Barack Obama in 2010, and confirmed by Congress, as the 35th Commandant of the U.S. Marine Corps, the highest-ranking officer in the Marine Corps. Upon retirement in 2014, he joined the Board of Directors of LORD Corporation, a global leader in motion and control technologies, and later served as its Chairman of the Board of Directors prior to its acquisition by Parker Hannifin in 2019. Gen Amos currently serves as a strategic advisor to the President of ST Engineering - North America, a member of the President of Huntington Ingalls Shipbuilding Strategic Advisory Panel, a member of NOVANT Health’s Board of Trustees, a member of the Board of Advisors for the Jewish Institute for National Security in America (JINSA), a member of Charlotte’s Veterans Bridge Home Advisory Board, as well as Founder of Windsock LLC. Gen Amos previously served as Chairman of the Board of Directors of the Semper Fi Fund/America’s Fund.  We believe Gen Amos’s leadership in both his military and civilian endeavors qualifies him to serve as a director of the Company.

Compensation of Directors and Executive Officers

Summary Compensation Table

The following table shows the compensation awarded to or earned in our last completed fiscal year, which ended June 30, 2021, by our directors, chief executive officer and our chief financial officer. We did not have any other officers or directors.

Summary Compensation Table - 2021

Name and Principal Position	Year	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Brent Willson, Director, President and Chief Executive Officer(2)	2021	150,000	6,540,000	6,690,000

Steve Bond, Director and Chief Financial Officer(3)	2021	100,000	436,000	536,000

James F. Amos, Director(4)	2021	-0-	103,500	103,500

(1)Represents the full grant date fair value of the stock awards and do not necessarily correspond to the actual value that may be realized by the holder. In December 2020, the Company awarded a total of 1,500,000 shares of common stock to a company which is affiliated with Col Willson for reaching Milestones 1 and 2 of such affiliated company’s June 1, 2020 contractor agreement with the Company (see “Narrative Disclosure to Summary Compensation Table” below). The Company valued the stock awards at a total amount of $6,540,000 based on the year-end 2020 public quoted price of $4.36 per share, as reported on the OTCQB Market. For the 1,500,000 shares awarded to Col Willson’s affiliated company, the Company immediately amortized $6,540,000 as a non-cash charge to expense as such shares were considered to have been earned by him under the Company’s milestone incentive compensation program, as of December 31, 2020. Similarly, the Company awarded a total of 100,000 shares of common stock to Steve Bond for reaching the two milestones, with respect to the fiscal year ended June 30, 2020, under his June 1, 2020 contractor agreement with the Company, as of December 2020. For the 100,000 shares awarded to Mr. Bond, the Company valued the stock awards at a total amount of $436,000 based on the same quoted price of $4.36 per share and immediately amortized $436,000 as a non-cash charge to expense.  For a description of these stock awards, see Note 4 to the Company’s financial statements.

(2)The amount shown in the first column represents the payments made or accrued by the Company to Col Willson in the period from July 1, 2020 through June 30, 2021.  Such payments were made to either Col Willson as an employee, or to his personal consulting company in its capacity as a contractor.

(3)The amount shown in the first column represents the payments made or accrued by the Company to Mr. Bond in the period from July 1, 2020 through June 30, 2021. Such payments were made to Mr. Bond in his capacity as a contractor, not as an employee.

(4)The amount shown in the second column represents an accrual for one-half of the 50,000 shares to be awarded to Gen Amos for his services as an independent director of the Company in the calendar year ending December 31, 2021. The Company valued such shares at an amount of $207,000 based on the beginning of the year public quoted price of $4.14 per share, as reported on the OTCQB Market, and amortized one-half of this amount as a non-cash charge to expense for the six months ended June 30, 2021.

Narrative Disclosure to Summary Compensation Table

Effective January 1, 2020, we renewed the employment agreement with Colonel Brent Willson pursuant to which Col Willson agreed to continue to serve as our Chief Executive Officer and President. The term of the employment agreement is one year, which will be automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an annual salary of $100,000. If Col Willson’s employment is terminated at our election without “cause” (as defined in the agreement), Col Willson shall be entitled to receive severance payments equal to three months of Col Willson’s base salary. Col Willson agreed not to compete with us until twelve months after the termination of his employment.

Effective June 1, 2020, we entered into an amended and restated independent contractor agreement with Canmore International, Inc., which is affiliated with Col Willson. The agreement provides for a term of two years, which we may extend for additional one-year terms. Pursuant to the agreement, we agreed to pay Canmore cash fees of $4,167 per month. In addition, pursuant to the original agreement, Canmore International, Inc is entitled to receive up to 2,250,000 shares of common stock upon achieving the following milestones (which achievement shall be determined by the Board): (i) Milestone 1 - design, engineer and submit for certification two-battery augmentation system (NV24) to the NV14 ESS: 750,000 shares; (ii) Milestone 2 - Sell a minimum of 300 NV14s in 2020: 750,000 shares; (iii) Milestone 3 - obtain a distributor agreement with distributor who purchases a minimum of 500 NV14s through 2021: 750,000 shares.  As indicated in footnote (1) to the Summary Compensation Table above, Col Willson successfully reached Milestones 1 and 2 as of December 2020, therefore, the Company awarded Canmore a total of 1,500,000 shares of common stock.  Should Col Willson be successful in reaching Milestone 3 as of December 2021, the Company will award Canmore an additional 750,000 shares of common stock under this agreement.

Effective June 1, 2020, we entered into an amended and restated independent contractor agreement with Steve Bond. Pursuant to the agreement, we agreed to pay Mr. Bond cash fees of $8,333 per month. In addition, Mr. Bond is entitled to receive an additional 100,000 shares as follows (for which achievement shall be determined by the Board): (i) 50,000 shares of common stock if all monthly financials are completed and filed on time; (ii) 50,000 shares of common stock if the annual audits are completed on time. As indicated in footnote (1) to the Summary Compensation Table above, Mr. Bond successfully reached the two milestones with respect to the fiscal year ended June 30, 2020 as of December 2020, therefore, the Company awarded Mr. Bond a total of 100,000 shares of common stock.  Should Mr. Bond be successful in reaching the same two milestones with respect to the fiscal year ended June 30, 2021 as of December 2021, the Company will award Mr. Bond an additional 100,000 shares of common stock under this agreement.

Effective January 1, 2021, we entered into an agreement with Gen James F. Amos to serve as an independent director of the Company. Pursuant to the agreement, we agreed to grant Gen Amos 50,000 shares of restricted common stock at the end of each year of service.

Director Compensation

Our only independent director is currently Gen Amos. We do not pay any cash compensation to Gen Amos for his service on the board, however, we have agreed to grant Gen Amos 50,000 shares of restricted common stock at the end of each year of service. We do not pay Col Willson and Mr. Bond any additional compensation for serving as a director.

2019 Stock Plan

In February 2019, we adopted the NeoVolta, Inc. 2019 Stock Plan (the “2019 Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors. To date, no awards have been granted under the 2019 Plan. The purpose of the Plan is to recognize contributions made to our Company by key employees and non-employee directors and to provide them with additional incentive to achieve the objectives of our Company. The following is a summary of the Plan.

Administration. The 2019 Plan is administered by our board of directors or, once established, the compensation committee of the board of directors (we refer to the body administering the 2019 Plan as the “Committee”). The Committee has full authority to select the individuals who will receive awards under the 2019 Plan, determine the form and amount of each of the awards to be granted and establish the terms and conditions of awards.

Limit on Non-Employee Director Compensation. Under the 2019 Plan, the following limits apply to non-employee directors. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any calendar year, including awards granted under the 2019 Plan and cash fees paid to such non-employee director, will not exceed $300,000 in total value. For purposes of these limitations, the value of awards is calculated based on the grant date fair value of such awards for financial reporting purposes.

Number of Shares of Common Stock. The number of shares of the common stock that may be issued under the 2019 Plan is 2,500,000. If there is a lapse, forfeiture, expiration, termination or cancellation of any award made under the 2019 Plan for any reason, the shares subject to the award will again be available for issuance. Any shares subject to an award that are delivered to us by a participant, or withheld by us on behalf of a participant, as payment for an award or payment of withholding taxes due in connection with an award will not again be available for issuance, and all such shares will count toward the number of shares issued under the 2018 Plan. The number of shares of common stock issuable under the 2019 Plan is subject to adjustment, in the event of any reorganization, recapitalization, stock split, stock distribution, merger, consolidation, split-up, spin-off, combination, subdivision, consolidation or exchange of shares, any change in the capital structure of the company or any similar corporate transaction. In each case, the Committee has the discretion to make adjustments it deems necessary to preserve the intended benefits under the 2019 Plan. No award granted under the 2019 Plan may be transferred, except by will, the laws of descent and distribution.

Eligibility. All employees designated as key employees for purposes of the 2019 Plan, all non-employee directors and consultants are eligible to receive awards under the 2019 Plan. As of January 1, 2019, two employees and directors were eligible to participate in the 2019 Plan.

Awards to Participants. The 2019 Plan provides for discretionary awards of stock options, stock awards, stock unit awards and stock appreciation rights to participants. Each award made under the 2019 Plan will be evidenced by a written award agreement specifying the terms and conditions of the award as determined by the Committee in its sole discretion, consistent with the terms of the 2019 Plan.

Stock Options. The Committee has the discretion to grant non-qualified stock options or incentive stock options to participants and to set the terms and conditions applicable to the options, including the type of option, the number of shares subject to the option and the vesting schedule; provided that the exercise price of each stock option will be the closing price of the common stock on the date on which the option is granted (“fair market value”), each option will expire ten years from the date of grant and no dividend equivalents may be paid with respect to stock options.

In addition, an incentive stock option granted to a key employee is subject to the following rules: (i) the aggregate fair market value (determined at the time the option is granted) of the shares of common stock with respect to which incentive stock options are exercisable for the first time by a key employee during any calendar year (under all incentive stock option plans of the company and its subsidiaries) cannot exceed $100,000, and if this limitation is exceeded, that portion of the incentive stock option that does not exceed the applicable dollar limit will be an incentive stock option and the remainder will be a non-qualified stock option; (ii) if an incentive stock option is granted to a key employee who owns stock possessing more than 10% of the total combined voting power of all class of stock of the company, the exercise price of the incentive stock option will be 110% of the closing price of the common stock on the date of grant and the incentive stock option will expire no later than five years from the date of grant; and (iii) no incentive stock option can be granted after ten years from the date the 2019 Plan was adopted.

Stock Appreciation Rights. The Committee has the discretion to grant stock appreciation rights to participants. The Committee determines the exercise price for a stock appreciation right, which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant in common stock or in cash, at our discretion, an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. The Committee has the discretion to set the terms and conditions applicable to the award, including the number of shares subject to the stock appreciation right and the vesting schedule, provided that each stock appreciation right will expire not more than ten years from the date of grant and no dividends or dividend equivalents shall be paid with respect to any stock appreciation right prior to the exercise of the stock appreciation right.

Stock Awards. The Committee has the discretion to grant stock awards to participants. Stock awards will consist of shares of common stock granted without any consideration from the participant or shares sold to the participant for appropriate consideration as determined by the Board. The number of shares awarded to each participant, and the restrictions, terms and conditions of the award, will be at the discretion of the Committee. Subject to the restrictions, a participant will be a shareholder with respect to the shares awarded to him or her and will have the rights of a shareholder with respect to the shares, including the right to vote the shares and receive dividends on the shares; provided that dividends otherwise payable on any stock award subject to restrictions will be held by us and will be paid to the holder of the stock award only to the extent the restrictions on such stock award lapse.

Stock Units. The Committee has the discretion to grant stock unit awards to participants. Each stock unit entitles the participant to receive, on a specified date or event set forth in the award agreement, one share of common stock or cash equal to the fair market value of one share on such date or event, as provided in the award agreement. The number of stock units awarded to each participant, and the terms and conditions of the award, will be at the discretion of the Committee. Unless otherwise specified in the award agreement, a participant will not be a shareholder with respect to the stock units awarded to him prior to the date they are settled in shares of common stock. The award agreement may provide that until the restrictions on the stock units lapse, the participant will be paid an amount equal to the dividends that would have been paid had the stock units been actual shares; provided that such dividend equivalents will be held by us and paid only to the extent the restrictions lapse.

Payment for Stock Options and Withholding Taxes. The Committee may make one or more of the following methods available for payment of any award, including the exercise price of a stock option, and for payment of the tax obligation associated with an award: (i) cash; (ii) cash received from a broker-dealer to whom the holder has submitted an exercise notice together with irrevocable instructions to deliver promptly to us the amount of sales proceeds from the sale of the shares subject to the award to pay the exercise price or withholding tax; (iii) by directing us to withhold shares of common stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld; and (iv) by delivery of previously acquired shares of common stock that are acceptable to the Committee and that have an aggregate fair market value on the date of exercise equal to the exercise price or withholding tax, or certification of ownership by attestation of such previously acquired shares.

Provisions Relating to a “Change in Control” of the Company. Notwithstanding any other provision of the 2019 Plan or any award agreement, in the event of a “Change in Control” of the company, the Committee has the discretion to provide that all outstanding awards will become fully exercisable, all restrictions applicable to all awards will terminate or lapse, and performance goals applicable to any stock awards will be deemed satisfied at the target level. In addition, upon such Change in Control, the Committee has sole discretion to provide for the purchase of any outstanding stock option for cash equal to the difference between the exercise price and the then fair market value of the common stock subject to the option had the option been currently exercisable, make such adjustment to any award then outstanding as the Committee deems appropriate to reflect such Change in Control and cause any such award then outstanding to be assumed by the acquiring or surviving corporation after such Change in Control.

Amendment of Award Agreements; Amendment and Termination of the 2019 Plan; Term of the 2019 Plan. The Committee may amend any award agreement at any time, provided that no amendment may adversely affect the right of any participant under any agreement in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or stock exchange rule.

The Board may terminate, suspend or amend the 2019 Plan, in whole or in part, from time to time, without the approval of the stockholders, unless such approval is required by applicable law, regulation or stock exchange rule, and provided that no amendment may adversely affect the right of any participant under any outstanding award in any material way without the written consent of the participant, unless such amendment is required by applicable law, regulation or rule of any stock exchange on which the shares are listed.

Notwithstanding the foregoing, neither the 2019 Plan nor any outstanding award agreement can be amended in a way that results in the repricing of a stock option. Repricing is broadly defined to include reducing the exercise price of a stock option or stock appreciation right or cancelling a stock option or stock appreciation right in exchange for cash, other stock options or stock appreciation rights with a lower exercise price or other stock awards. (This prohibition on repricing without stockholder approval does not apply in case of an equitable adjustment to the awards to reflect changes in the capital structure of the company or similar events.)

No awards may be granted under the 2019 Plan on or after the tenth anniversary of the initial effective date of the 2019 Plan.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information, as of October 1, 2021, regarding beneficial ownership of our common stock by:

•each of our directors;

•each of our executive officers;

•all directors and executive officers as a group; and

•each person, or group of affiliated persons, known by us to beneficially own more than 10% of our shares of common stock.

Beneficial ownership is determined according to the rules of the SEC, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director or officer, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply. Except as otherwise noted below, the address for each person or entity listed in the table is c/o NeoVolta Inc., 13651 Danielson Street, Suite A, Poway, California 92064.

Name and address of beneficial owner	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class(1)
Brent Willson	3,100,000	(2)	1,250,000	(2)	21.8%
Steve Bond	600,000		100,000	(3)	3.5%
James F. Amos	0		50,000		0.3%
Directors and Officers as a group	3,700,000		1,400,000	(4)	25.5%

(1)Based on 19,998,683 shares of common stock outstanding as of October 1, 2021.

(2)The shares included in “Amount and nature of beneficial ownership” are held by Canmore International, Inc., an entity affiliated with Col Willson. The shares included in “Amount and nature of beneficial ownership acquirable” include 500,000 shares that have been earned but not yet issued and up to 750,000 shares of common stock that may be earned as described in the section “Executive Compensation - Narrative Disclosure to Summary Compensation Table” above.

(3)The shares included in “Amount and nature of beneficial ownership acquirable” are up to 100,000 shares of common stock that may be earned as described in the section “Executive Compensation - Narrative Disclosure to Summary Compensation Table” above.

(4)The shares included in “Amount and nature of beneficial ownership acquirable” include 500,000 shares that have been earned but not yet issued and up to 900,000 shares of common stock that may be earned by Col Willson, Mr. Bond and Gen Amos as described in the section “Executive Compensation - Narrative Disclosure to Summary Compensation Table” above.

Item 5. Interest of Management and Others in Certain Transactions

Effective January 1, 2020, we renewed the employment agreement with Colonel Brent Willson pursuant to which Col Willson agreed to continue to serve as our Chief Executive Officer and President. The term of the employment agreement is one year, which will be automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provides for an annual salary of $100,000. If Col Willson’s employment is terminated at our election without “cause” (as defined in the agreement), Col Willson shall be entitled to receive severance payments equal to three months of Col Willson’s base salary. Col Willson agreed not to compete with us until twelve months after the termination of his employment.

Effective June 1, 2020, we entered into an amended and restated independent contractor agreement with Canmore International, Inc., which is affiliated with Col Willson. The agreement provides for a term of two years, which we may extend for additional one-year terms. Pursuant to the agreement, we agreed to pay Canmore cash fees of $4,167 per month. In addition, pursuant to the original agreement, Canmore International, Inc is entitled to receive up to 2,250,000 shares of common stock upon achieving the following milestones (which achievement shall be determined by the Board): (i) Milestone 1 - design, engineer and submit for certification two-battery augmentation system (NV24) to the NV14 ESS: 750,000 shares; (ii) Milestone 2 - Sell a minimum of 300 NV14s in 2020: 750,000 shares; (iii) Milestone 3 - obtain a distributor agreement with distributor who purchases a minimum of 500 NV14s through 2021: 750,000 shares. As previously indicated (see “Item 3. Directors and Officers - Summary Compensation Table”), Col Willson successfully reached Milestones 1 and 2 as of December 2020, therefore, the Company awarded Canmore a total of 1,500,000 shares of common stock. Should Col Willson be successful in reaching Milestone 3 as of December 2021, the Company will award Canmore an additional 750,000 shares of common stock under this agreement.

Effective June 1, 2020, we entered into an amended and restated independent contractor agreement with Steve Bond. Pursuant to the agreement, we agreed to pay Mr. Bond cash fees of $8,333 per month. In addition, Mr. Bond is entitled to receive an additional 100,000 shares as follows (for which achievement shall be determined by the Board): (i) 50,000 shares of common stock if all monthly financials are completed and filed on time; (ii) 50,000 shares of common stock if the annual audits are completed on time. As previously indicated (see “Item 3. Directors and Officers - Summary Compensation Table”), Mr. Bond successfully reached the two milestones with respect to the fiscal year ended June 30, 2020 as of December 2020, therefore, the Company awarded Mr. Bond a total of 100,000 shares of common stock. Should Mr. Bond be successful in reaching the same two milestones with respect to the fiscal year ended June 30, 2021 as of December 2021, the Company will award Mr. Bond an additional 100,000 shares of common stock under this agreement.

Effective January 1, 2021, we entered into an agreement with Gen James F. Amos to serve as an independent director of the Company.  Pursuant to the agreement, we agreed to grant Gen Amos 50,000 shares of restricted common stock at the end of each year of service.

Item 6. Other Information

Not applicable.

Item 7. Financial Statements

NeoVolta Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

NeoVolta, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of NeoVolta, Inc. as of June 30, 2021 and 2020, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has not generated positive operating cash flows that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018

Houston, Texas

October 1, 2021

NEOVOLTA INC.

Balance Sheets

	June 30, 2021	June 30, 2020
Assets
Current assets:
Cash and cash equivalents	$425,681	$1,309,304
Accounts receivable	1,128,444	391,112
Inventory	1,662,140	1,553,296
Prepaid insurance and other current assets	45,926	150,015
Total current assets	3,262,191	3,403,727

Total assets	$3,262,191	$3,403,727

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$53,510	$3,660
Accrued interest payable	3,918	7,236
Other accrued liabilities	36,821	14,388
Total current liabilities	94,249	25,284

Convertible notes payable (net of unamortized discount of $41,307 and $62,830 as of June 30, 2021 and 2020, respectively)	19,308	14,437
Paycheck Protection Program loan	-	29,600
Total liabilities	113,557	69,321

Commitments and contingencies (Note 6)

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 19,640,888 and 14,421,528 shares issued and outstanding	19,641	14,422
Additional paid-in capital	13,169,363	5,714,482
Accumulated deficit	(10,040,370)	(2,394,498)
Total stockholders' equity	3,148,634	3,334,406

Total liabilities and stockholders' equity	$3,262,191	$3,403,727

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statements of Operations

	Year Ended June 30,
	2021	2020

Revenues from contracts with customers	$4,823,510	$2,011,644
Cost of goods sold	4,175,795	1,773,049
Gross profit	647,715	238,595

Operating expenses:
General and administrative	8,255,865	1,507,211
Research and development	42,801	162,697
Total operating expenses	8,298,666	1,669,908

Loss from operations	(7,650,951)	(1,431,313)

Other income (expense):
Interest expense	(24,521)	(25,297)
Gain on forgiveness of debt	29,600	-
Total other income (expense)	5,079	(25,297)

Net loss	$(7,645,872)	$(1,456,610)

Weighted average shares outstanding - basic and diluted	17,889,327	12,404,725

Net loss per share	$(0.43)	$(0.12)

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statements of Stockholders' Equity

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2019	11,521,528	$11,522	$5,083,705	$(937,888)	$4,157,339

Issuance of common stock for conver- sion of debt and accrued interest	1,950,000	1,950	10,335	-	12,285

Exchange of accrued interest on con- vertible debt into common stock	750,000	750	3,975	-	4,725

Stock compensation expense	200,000	200	616,467	-	616,667

Net loss	-	-	-	(1,456,610)	(1,456,610)

Balance at June 30, 2020	14,421,528	14,422	5,714,482	(2,394,498)	3,334,406

Issuance of common stock for conver- sion of debt and accrued interest	3,604,830	3,605	19,106	-	22,711

Stock compensation expense	1,614,530	1,614	7,435,775	-	7,437,389

Net loss	-	-	-	(7,645,872)	(7,645,872)

Balance at June 30, 2021	19,640,888	$19,641	$13,169,363	$(10,040,370)	$3,148,634

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Statements of Cash Flows

	Year Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(7,645,872)	$(1,456,610)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Stock compensation expense	7,437,389	616,667
Amortization of beneficial conversion feature	21,780	21,780
Gain on forgiveness of debt	(29,600)	-
Changes in current assets and liabilities
Accounts receivable	(737,332)	(391,112)
Inventory	(108,844)	(559,383)
Prepaid expenses and other current assets	104,089	(78,878)
Accounts payable - others	49,850	(28,399)
Accrued expenses	24,917	17,742
Net cash flows used in operating activities	(883,623)	(1,858,193)

Cash flows from financing activities:
Proceeds of Paycheck Protection Program loan	-	29,600
Net cash flows from financing activities	-	29,600

Net decrease in cash and cash equivalents	(883,623)	(1,828,593)

Cash and cash equivalents at beginning of period	1,309,304	3,137,897

Cash and cash equivalents at end of period	$425,681	$1,309,304

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-

Non-cash financing activities:
Convertible notes payable and accrued interest converted to common stock	$22,711	$12,285
Exchange of common stock for debt	-	4,725

See Accompanying Notes to Financial Statements.

NEOVOLTA INC.

Notes to Financial Statements

June 30, 2021 and 2020

(1)  Business and Summary of Significant Accounting Policies

Description of Business - NeoVolta Inc. (“we”, “our” or the “Company”) is a Nevada corporation, which was formed on March 5, 2018. The Company is a designer, seller and manufacturer of Energy Storage Systems (ESS) which can store and use energy via batteries and an inverter at residential sites.  The Company completed a public offering of shares of its common stock pursuant to Regulation A of the Securities Act of 1933, as amended, on May 9, 2019 (see Note 4), and began assembling and selling its proprietary ESS units through wholesale customers, primarily in California, in the fiscal year ended June 30, 2020.

Basis of Presentation - The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Cash and Cash Equivalents - The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000.  The amount in excess of the FDIC insurance at June 30, 2021 was $175,681.

Inventory - Inventory consists of batteries and inverters purchased from Asian suppliers and delivered to a location near the Company’s offices, for assembly into ESS units.  Inventory is stated at the lower of cost or net realizable value, cost being determined using the first-in, first out (FIFO) method.  Inventory of raw materials and work in process amounted to $1,662,140 and $1,553,296, respectively, as of June 30, 2021 and 2020, respectively. The Company periodically reviews the value of items in inventory and records an allowance to reduce the carrying value of inventory to the lower of cost or net realizable value based on its assessment of market conditions, inventory turnover and current stock levels. Inventory write-downs are charged to cost of goods sold. No inventory reserve was required as of June 30, 2021 and 2020.

Revenue Recognition - The Company recognizes revenue in accordance with Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on July 1, 2019 using the modified retrospective method, with no impact to the Company’s comparative financial statements. Revenues are recognized when control of the promised goods is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for transferring those goods or services. Revenue is recognized based on the following five step model:

•Identification of the contact with a customer

•Identification of the performance obligations in the contract

•Determination of the transaction price

•Allocation of the transaction price to the performance obligations in the contract

•Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company initially began generating revenues from contracts with customers in the year ended June 30, 2020, however, such revenues have thus far been concentrated within a relatively small number of wholesale dealers and installers, primarily in California. In the year ended June 30, 2021, four such dealers represented approximately 18%, 15%, 13% and 10% of the Company’s revenues whereas in the year ended June 30, 2020, two such dealers represented approximately 41% and 25% of the Company’s revenues. As of June 30, 2021, three such dealers represented an aggregate of 54% of the Company’s accounts receivable. As of June 30, 2020, two such dealers represented an aggregate of 97% of the Company’s accounts receivable. Under its present contracts with customers, the Company’s sole performance obligation is the delivery of products to the customer. Since all of the Company’s revenue is currently generated from the sales of similar products, no further disaggregation of revenue information for the years ended June 30, 2021 and 2020 is provided.

Allowance for Doubtful Accounts - The Company recognizes an allowance for doubtful accounts whenever a loss is expected to be incurred in the realization of a customer’s account.  As of June 30, 2021, no allowance for doubtful accounts has been recorded.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates.

Beneficial Conversion Feature - The Company has issued convertible notes that have conversion prices that create an embedded beneficial conversion feature on the issuance date. A beneficial conversion feature exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible into is in excess of the remaining unallocated proceeds of the note after first considering the allocation of a portion of the note proceeds to the fair value of any attached equity instruments, if any related equity instruments were granted with the debt. The Company estimated the fair value of its common stock on the dates issued. The intrinsic value of the beneficial conversion feature, if any, is recorded as a debt discount and amortized to interest expense over the life of the note (see Note 3).

Stock Compensation Expense - Employee and non-employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.  Share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value.

Loss Per Common Share - Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. As of June 30, 2021, the Company had outstanding common stock equivalents related to convertible notes of approximately 9,621,000 shares.

Research and Development Costs - Research and development costs are expensed as incurred.

Use of Estimates - Management has made a number of estimates and assumptions in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates. As a result of the continued spread of the COVID-19 coronavirus since early 2020, economic uncertainties have arisen which could impact business operations, supply chains, energy demand, and commodity prices that are beyond our control.  Overall, we have not experienced a material adverse impact to our economic performance or ability to continue our business operations as a result of COVID-19.  We continue to monitor COVID-19, but do not believe it will have a material unfavorable impact to our future financial performance at this time.

Related Parties - The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that it might be prevented from fully pursuing its own separate interests is also a related party.

Fair Value Measurements and Financial Instruments - ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

The carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The carrying value of long-term debt approximates fair value since the related rate of interest approximates current market rates.

At June 30, 2021 and 2020, the Company did not have any financial assets or liabilities measured and recorded at fair value on the Company’s consolidated balance sheets on a recurring basis.

Recent Accounting Pronouncements - From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, (“FASB”), or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption. The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

(2)  Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As of June 30, 2021, the Company has incurred an accumulated deficit of $10,040,370 and had not yet generated a positive level of operating cash flow. These circumstances raise substantial doubt about its ability to continue as a going concern.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company may seek additional funding through a combination of equity offerings, debt financings, third-party funding, collaborations, strategic alliances and licensing arrangements or a combination thereof. Management cannot be certain that such events can be achieved.

(3)  Notes Payable

On various dates beginning in May 2018, the Company entered into six unsecured convertible notes payable for aggregate proceeds of $104,688. Each note originally bore interest at 12% per annum and both principal and accrued interest are due at maturity five years from the date of issuance. These notes are convertible at any time, at the option of the holder, into shares of the Company’s common stock at a conversion price of $0.0063 per share. The Company performed an analysis to determine whether there was a beneficial conversion feature and noted none. The notes are structured to be converted into shares of the Company’s common stock at the conversion price, subject to a shareholder limitation of 4.99% of the Company’s outstanding common stock. This conversion resulted in the full repayment of the notes payable owed to two such note holders in conjunction with the closing of an IPO in May 2019 and left the four remaining note holders with a total outstanding principal balance of $87,116 (see Note 4).

Effective May 19, 2019, the remaining holders of the convertible notes payable agreed to prospectively amend the terms of the outstanding balance of their notes to reduce the interest rate from 12% per annum to 3.99% per annum and to change the interest accrual method from a compound to a simple basis. Due to this amendment, the Company was required to perform an updated debt modification analysis under ASC 470 and determined that the amendment qualified as an extinguishment of debt and therefore a beneficial conversion feature was required to be evaluated as of the date of the modification. Since the fair value of the Company’s common stock at the time of the amendment was sufficiently higher than the conversion price, it was determined that a beneficial conversion feature in the amount of $87,116 existed as of that date. Accordingly, the Company recorded a debt discount, offset by a credit to additional paid-in capital, in the amount of $87,116 as of May 19, 2019, and is amortizing the debt discount to interest expense over the remaining term of the notes. Amortization of debt discount had been recorded in the amount of $45,809, of which $21,780 was recorded in each of the years ended June 30, 2021 and 2020. As of June 30, 2021, unamortized debt discount amounted to $41,307.

In the years ended June 30, 2021 and 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amounts of $22,711 and $17,010, consisting of principal in the amounts of $16,652 and $9,849 and accrued interest in the amounts of $6,059 and $7,161, respectively, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert or exchange such purchased convertible notes payable into a total of 3,604,830 and 2,700,000 shares of common stock for the years ended June 30, 2021 and 2020, respectively (see Note 4).

As of June 30, 2021, the future maturities of all notes payable, without taking into account the debt discount of the convertible notes referenced above, are as follows:

Year ended June 30, 2022	$-
Year ended June 30, 2023	60,615
$60,615

As a result of the economic impact of the coronavirus pandemic in early 2020, the Company applied for and received a loan under the U.S. government sponsored Paycheck Protection Program (“PPP”) in May 2020 in the amount of $29,600. Under the terms of the PPP loan, the Company was allowed to apply to have the PPP loan forgiven provided that it met certain documentation requirements. The Company made such an application in late 2020 and the loan was subsequently forgiven in full, effective February 26, 2021.  Accordingly, the Company recognized a gain on the forgiveness of debt for the year ended June 30, 2021 in the amount of $29,600.

(4)  Equity

Common Stock -

In March 2018, the Company issued 100,000 shares of its common stock to its chief executive officer in exchange for his founding capital contribution in the amount of $500, which equates to a price of $0.005 per share.

In July 2018, the Company completed a private placement offering of shares of its common stock to a group of accredited investors. This offering was for a total of 1,500,000 shares (of which 60,000 shares were issued prior to July 1, 2018) at an offering price of $0.50 per share resulting in gross proceeds to the Company of $750,000 (of which $30,000 was received prior to July 1, 2018). The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities.

In December 2018, the Company completed a second private placement offering of shares of common stock to a group of accredited investors. This offering was for a total of 1,000,003 shares at an offering price of $0.75 per share resulting in gross proceeds to the Company of $750,000. The subscription agreement includes, among other things, certain “lockup” provisions in the event of a successful IPO of the Company’s securities.

On May 9, 2019, the Company completed a public offering of shares of its common stock pursuant to Regulation A. This offering was for a total of 3,500,000 shares at an offering price of $1.00 per share resulting in gross proceeds to the Company of $3,500,000 (the net proceeds were $3,399,115).  In conjunction with the closing of the public offering, holders of the Company’s convertible notes payable in the principal amount of $17,572, plus an additional accrued interest amount of $2,094, automatically converted their notes into 3,121,525 shares of common stock, taking into consideration the shareholder ownership limitations under the terms of the convertible notes payable (see Note 3).

In the years ended June 30, 2021 and 2020, holders of certain convertible notes payable reached agreements to sell portions of their notes in the aggregate amounts of $22,711 and $17,010, consisting of principal in the amounts of $16,652 and $9,849 and accrued interest in the amounts of $6,059 and $7,161, respectively, to various third party investors. Based upon the stated conversion price of $0.0063 per share, these investors elected to convert or exchange such purchased convertible notes payable into a total of 3,604,830 and 2,700,000 shares of common stock for the years ended June 30, 2021 and 2020, respectively (see Note 3).

Stock Compensation Expense - In June 2018, the Company awarded a total of 2,100,000 shares of common stock to two executive officers and a consultant.  The Company valued the stock awards at a total amount of $13,200, based on the $0.0063 per share conversion price of the convertible notes payable (see Note 3). Per the original vesting milestones, $525 of the value was initially amortized to stock compensation expense as of June 30, 2018. Effective December 31, 2018, the Company’s Board of Directors determined that the originally intended milestones associated with the awarding of these shares had been fully satisfied. Accordingly, the Company issued those shares to the recipients as of December 31, 2018.  In conjunction with that issuance, the Company recorded the remaining unamortized cost of such awards as stock compensation expense in the amount $12,675 as of December 31, 2018.

In December 2018, the Company also issued 100,000 shares of common stock to an attorney for legal services. The Company recorded a charge to stock compensation expense for these shares in the amount $75,000, based on the same offering price of $0.75 per share, as was used in the second private placement offering, which was completed simultaneously with that issuance.

In December 2019, the Company awarded a total of 700,000 shares of common stock to an executive officer and a consultant. The Company valued the stock awards at a total amount of $700,000, based on the above-noted public offering price of $1.00 per share. For the 500,000 shares awarded to an officer, the Company immediately amortized $500,000 as a non-cash charge to expense as such shares were considered to have been earned by him under the Company’s milestone incentive compensation program, in the year ended June 30, 2020, notwithstanding that issuance of the shares was deferred until a later date (such shares have not been issued as of June 30, 2021). For the 200,000 shares awarded to a consultant, the shares were issued to him in 2019, and the Company is amortizing the $200,000 as a non-cash charge to expense over his 24 month services agreement.

In June 2020, the Company entered into new Board approved employment contracts with the Company’s two executive officers. Pursuant to such employment contracts, the two officers met the necessary milestones to earn a total of 1,600,000 incentive shares of common stock as of December 31, 2020. These shares, plus another 14,530 incentive shares earned by a wholesale dealer (see Note 6), were issued in February 2021. Accordingly, the Company recognized non-cash stock compensation expense during the year ended June 30, 2021 for the fair value of such shares, plus the fair value of earned shares to be subsequently issued to other grantees, in the total amount of $7,354,056. When combined with the non-cash stock compensation expense for the shares issued to a consultant in 2019, the total non-cash stock compensation expense in the year ended June 30, 2021 was $7,437,389.

Other Matters - In February 2019, the Company’s Board of Directors approved the establishment of a new 2019 Stock Option Plan with an authorization for the issuance of up to 2,500,000 shares of common stock. The Plan is designed to provide for future discretionary grants of stock options, stock awards and stock unit awards to key employees and non-employee directors. The Company also increased the total number of shares of common stock authorized from 30,000,000 to 100,000,000.

(5)  Income Taxes

The Company is subject to United States federal income taxes at an approximate rate of 21%. The reconciliation of the provision for income taxes at the federal statutory rate, compared to the Company’s income tax expense as reported, is as follows (rounded to nearest $00):

	Year Ended June 30,
	2021	2020

Income tax benefit computed at statutory rate	$39,200	$93,000
Change in valuation allowance	(39,200)	(93,000)
Provision for income taxes	$-	$-

Significant components of the Company’s deferred tax assets at the currently enacted corporate income tax rate are as follows (rounded to nearest $00):

	June 30, 2021	June 30, 2020
Deferred income tax assets:
Net operating losses	$310,200	$271,000
Valuation allowance	(310,200)	(271,000)
Net deferred income tax assets	$-	$-

The Company has a tax operating loss carry forward as of June 30, 2021 of approximately $1,477,000, with an indefinite expiration period.

(6)  Commitments and Contingencies

Effective January 1, 2021, the Company secured new corporate and manufacturing office space under a sublease agreement with a major customer. Under the terms of the sublease agreement, the Company is required to make rental payments of $10,350 per month during the initial one-year term of the agreement. The sublease agreement is renewable upon mutual agreement of both parties for up to four additional years at a modest increase in the monthly rent, however, the Company is under is no obligation to renew it. Management has determined that the exercise of the renewal option is not reasonably certain and, as such, the Company has accounted for it as a short-term lease under ASC 842, Leases.

In connection with a contractor agreement with a company associated with the CEO, the Company pays monthly service fees of $4,167 to such company which is also entitled to receive up to 2,250,000 shares of common stock of the Company based on achievement of certain milestones, of which the first two milestones of 1,500,000 shares has been met and the shares were issued in February 2021. In connection with the contractor agreement entered into with the CFO, the Company has agreed to issue up to 100,000 shares of common stock of the Company based on achievement of certain milestones, of which both of the two milestone of 100,000 shares has been met and the shares were issued in February 2021 (see Note 4).

As indicated in Note 1, the Company has commenced selling its proprietary ESS units through wholesale dealers, primarily in California. In that regard, the Company has entered into agreements with several wholesale dealers under which the Company has incentivized the dealers to achieve quarterly sales above targeted levels by agreeing to grant them shares of the Company’s common stock for exceeding such quarterly sales targets, subject to defined maximums. On October 7, 2019, the Company entered into an exclusive supply agreement for specified territories outside of California, once objectives and milestones have been achieved, with a distributor in Henderson, Nevada. Pursuant to that agreement, the dealer met the necessary milestones to earn a total of 14,530 incentive shares of common stock, which were issued in February 2021.

In April 2021, we were advised by a competitor located in Texas that they believed we were in violation of the terms of a distribution agreement that the competitor has in place with an Asian supplier of a significant component of our products. As a result of this claim, we immediately filed an action for declaratory relief from the competitor’s allegations in state district court in San Diego County, California. In June 2021, the competitor removed the claim to the federal district court for the Southern District of California and filed a counter claim.

Following a period of extensive negotiations which took place in July and August 2021, the Company and the competitor, as well as the Asian supplier of the component to both companies, reached a mutual Settlement and Release Agreement (the “Agreement”) on August 30, 2021 (under the Agreement, the Company, the competitor, and the Asian supplier are collectively referred to as the “Parties”). Pursuant to the Agreement, the Parties agreed to dismiss all claims and defenses asserted against each other and to completely release and forever discharge such claims in this matter. The Parties also agreed that the Company shall have the right to purchase the component from the Asian supplier and to sell it throughout the world.

Further, the Agreement provides for the Company and the Asian supplier to enter into a new five-year exclusive supply agreement pertaining to the significant component. In accordance with the Agreement, the Company and the Asian supplier entered into the initial five-year exclusive supply agreement on August 30, 2021

From time to time in the ordinary course of our business, the Company may be involved in legal proceedings, the outcomes of which may not be determinable. Except for the matter noted above, the Company has not been involved in any legal proceedings. The results of litigation are inherently unpredictable.  Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable.

(7)  Subsequent Events

In July 2021, the holders of additional convertible notes payable having total principal and accrued interest balances in the aggregate amount of $1,283 elected to convert their notes (see Note 3).  Based upon the stated conversion price of $0.0063 per share, these holders converted their notes payable into a total of 203,630 shares of common stock. Additionally, another 154,165 shares of common stock were issued as compensation to several consultants (see Note 4) and attorneys.

Item 8. Exhibits

Exhibit Number	Description
2.1	Amended and Restated Articles of Incorporation of NeoVolta Inc.(1)
2.2	Amended and Restated Bylaws of NeoVolta Inc.(1)
3.1	Form of convertible promissory note issued to debt holders(1)
3.2	Form of amendment to convertible promissory notes issued to debt holders(2)
6.1	Amended and Restated Independent Contractor Agreement between NeoVolta Inc. and Canmore International Inc. dated January 1, 2020(3)
6.2	Amended and Restated Independent Contractor Agreement between NeoVolta Inc. and Steve Bond dated January 1, 2020(3)
6.3	Employment Agreement between NeoVolta Inc. and Brent Willson dated January 1, 2019(1)
6.4	NeoVolta Inc. 2019 Stock Plan(1)

(1)Incorporated by reference to the corresponding exhibit numbers set forth in the Company’s Form 1-A (file no. 024-10942).

(2)Incorporated by reference to the corresponding exhibit number set forth to in the Company’s Form 1-K for the year ended June 30, 2019 filed October 15, 2019.

(3)Incorporated by reference to the corresponding exhibit number set forth to in the Company’s Form 1-K for the year ended June 30, 2020 filed October 2, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA INC.

By:	/s/ Brent Willson
Brent Willson,
Chief Executive Officer, President and Director

Date: October 4, 2021

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brent Willson	Chief Executive Officer, President, and Director	October 4, 2021
Brent Willson	(Principal Executive Officer)

/s/ Steve Bond	Chief Financial Officer and Director	October 4, 2021
Steve Bond	(Principal Financial and Accounting Officer)